

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2010

Robert L. Kirkman, M.D.
President and Chief Executive Officer
Oncothyreon Inc.
2601 Fourth Avenue, Suite 500
Seattle, WA 98121

    Re: Oncothyreon Inc.
               Item 4.01 Form 8-K
               Filed November 15, 2010
               File No. 001-33882

Dear Dr. Kirkman:

    We have completed our review of your filing and do not have any further comments at this time.

               Sincerely,

               Vanessa Robertson
               Staff Accountant